FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated May 18, 2020 of Performance Shipping Inc. (the “Company”) announcing the Company's financial results for the first quarter ended March 31, 2020.

The information contained in this Report on Form 6-K, excluding the included quote by Mr. Andreas Michalopoulos, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: May 18, 2020	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Deputy Chief Executive Officer,
Chief Financial Officer, Treasurer and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2020

ATHENS, GREECE, May 18, 2020 – Performance Shipping Inc. (NASDAQ: PSHG) (the “Company”), a global shipping company specializing in the ownership of vessels, today reported net income of $1.3 million for the first quarter of 2020, compared to a net loss of $0.2 million for the same period in 2019. Net income attributable to common stockholders for the first quarter of 2020 amounted to $2.8 million, and earnings per common share, basic and diluted, for the same period were $0.06 (if adjusted for the effect of a one-time gain of $1.5 million derived from the repurchase of the Series C preferred shares, the earnings per share would have been $0.03). Net loss attributable to common stockholders for the first quarter of 2019 was $0.2 million, and loss per share for the same period was $0.01.
Voyage and time charter revenues were $13.5 million ($9.2 million net of voyage expenses) for the first quarter of 2020, compared to $5.5 million ($5.2 million net of voyage expenses) for the same period in 2019. This increase was mainly attributable to the increased time-charter equivalent rates (TCE rates) contributed by the Company’s Aframax tanker vessels M/T Blue Moon, M/T Briolette and M/T P. Fos. Fleet-wide, the average time charter equivalent rate for the first quarter of 2020 was $21,386, compared with an average rate of $14,419 for the same period of 2019. As a result, during the first quarter of 2020, net cash provided by operating activities was $7.1 million, compared with $8,000 for the first quarter of 2019.
Other First Quarter 2020 Developments:
•	Delivery of the Aframax tanker M/T P. Fos in January 2020
•	Acquisition and delivery in March 2020 of the Aframax tanker M/T P. Kikuma
•	Agreement for the sale of the containership M/V Rotterdam in January 2020
•	Loan drawdown of $26.0 million in aggregate from Nordea Bank Abp, Filial i Norge to support the acquisition cost of the M/T P. Fos and the M/T P. Kikuma
•	Establishment of a Share Repurchase Program for up to $6.0 million of common shares
•	Repurchase and cancellation of 452,768 common shares under the Share Repurchase Program
•	Issuance of 1,352,152 common shares pursuant to conversions of Series B-2 preferred shares
•	Repurchase and cancellation of all outstanding Series C preferred voting shares.

Subsequent Developments:
•	Delivery of the containership M/V Rotterdam to her new owners in April 2020
•	Issuance of 600,000 common shares pursuant to conversions of Series B-2 preferred shares
•	Repurchase and cancellation of all remaining Series B-2 preferred shares in April 2020
•	Repurchase and cancellation of 176,832 common shares under the Share Repurchase Program
•	Receipt of NASDAQ notification for extension of the compliance period to cure the bid price deficiency to November 2020

Commenting on the results of the first quarter of 2020, Mr. Andreas Michalopoulos, the Company’s Deputy Chief Executive Officer stated:
“We are very excited about Performance Shipping Inc.’s tanker presence, which increased further during the first quarter and resulted in our second consecutive quarter of profitability on an adjusted net income basis. We started the year with two Aframax tankers and two containerships and moved into the second quarter with four Aframax tankers and one containership. During the first quarter of 2020, we redeemed all of our Series C voting shares, and in April 2020, we canceled the outstanding Series B-2 convertible preferred shares. This marked an important step in simplifying our outstanding securities as we now only have shares of common stock outstanding. Following the delivery of the M/V Rotterdam to her buyer in April 2020, we now have approximately $30.5 million in cash, paving the way to acquire a fifth Aframax tanker and become a pure tanker owning company. We believe that our independent management team, transparent structure, and corporate governance, coupled with the adherence to our strategy, will, in time, result in our common shares trading in line with their intrinsic value.”
On March 11, 2020, the World Health Organization declared the recent novel coronavirus (“Covid-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have, and will likely continue to, negatively affect the global economy. Any prolonged restrictive measures in order to control the spread of Covid-19, or other adverse public health developments in Asia or in other geographies in which the Company’s vessels operate, may significantly impact the demand for the Company’s vessels. The extent to which Covid-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time. However, if the Covid-19 pandemic worsens, additional restrictions are imposed, or current restrictions are imposed for a longer period of time in response to the outbreak, it may have a material adverse effect on the Company’s future results of operation and financial condition.

Summary of Selected Financial & Other Data
	For the three months ended March 31,
	2020	2019
	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):

Voyage and time charter revenues	$13,504	$5,469
Voyage expenses	4,308	278
Vessel operating expenses	3,096	2,647
Net income / (loss)	1,295	(181)
Net income / (loss) attributable to common stockholders	2,795	(181)
Earnings / (Loss) per common share, basic	0.06	(0.01)
Earnings / (Loss) per common share, diluted	0.06	(0.01)
FLEET DATA
Average number of vessels	4.7	4.0
Number of vessels	6.0	4.0
Ownership days	430	360
Available days	430	360
Operating days, excluding ballast leg (1)	314	356
Operating days, including ballast leg (2)	373	356
Fleet utilization, excluding ballast leg	73.0%	98.9%
Fleet utilization, including ballast leg	86.7%	98.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (3)	$21,386	$14,419
Daily vessel operating expenses (4)	$7,200	$7,353

_______________________

(1)
Operating days, excluding ballast leg, are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts the ballast leg of spot voyages as off-hire days, even if a charter party exists, so as to be in line with the accounting guidelines of ASC 606 for the revenue recognition (“loading” to “discharging” accounting). The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Operating days, including ballast leg, are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation does not count as off-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(4)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of May 18, 2020)
Performance Shipping Inc.’s fleet is employed as follows:

Vessel	Year of Built	Capacity	Builder	Gross Rate (USD Per Day)	Com*	Charterers	Delivery Date to Charterers	Redelivery Date to Owners**
4 Aframax Tanker Vessels
BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Spot	-	-	-	- - -
BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Spot	-	-	-	- - -
P. FOS	2007	104,577 DWT	Sasebo Heavy Industries Co. Ltd	Spot	-	-	-	- - -
P. KIKUMA	2007	104,915 DWT	Samsung Heavy Industries Co Ltd., Geoje, South Korea	Spot	-	-	-	- - -
1 Panamax Container Vessel
DOMINGO	2001	3,739 TEU	Samsung Heavy Industries Co Ltd., Koje, South Korea	$11,850	3.50%	CMA CGM	15-Jan-20	6-Apr-20
				$10,500	3.50%		6-Apr-20	29-Jun-20

* Total commission paid to third parties.
** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

About the Company
Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels are employed primarily on spot charters with leading charterers.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for our vessels, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, the length and severity of the recent novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended March 31,
	2020	2019
REVENUES:
Voyage and time charter revenues	$13,504	$5,469

EXPENSES:
Voyage expenses	4,308	278
Vessel operating expenses	3,096	2,647
Depreciation and amortization of deferred charges	1,101	866
Management fees	192	-
General and administrative expenses	2,612	1,908
Impairment losses	339	-
Provision for doubtful receivables	86	-
Foreign currency losses	21	5
Operating income / (loss)	$1,749	$(235)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(527)	-
Interest income	73	54
Total other income /(expenses), net	$(454)	$54

Net income / (loss)	$1,295	$(181)

Gain from repurchase of preferred shares	1,500	-

Net income / (loss) attributable to common stockholders	$2,795	$(181)

Earnings / (Loss) per common share, basic	$0.06	$(0.01)
Earnings / (Loss) per common share, diluted	$0.06	$(0.01)

Weighted average number of common shares, basic	46,967,727	18,423,674

Weighted average number of common shares, diluted	47,883,387	18,423,674

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended March 31,
	2020	2019

Net income / (loss)	$1,295	$(181)

Comprehensive income/ (loss)	$1,295	$(181)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	March 31, 2020	December 31, 2019*
ASSETS	(unaudited)

Cash and cash equivalents	$14,192	$26,363
Vessels held for sale, net	18,130	-
Advances for vessel acquisitions and other vessels' costs	-	11,017
Vessels, net	115,601	82,871
Other fixed assets, net	1,009	993
Other assets	5,814	9,325
Total assets	$154,746	$130,569

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of unamortized deferred financing costs	$56,230	$32,283
Other liabilities	3,815	4,048
Total stockholders' equity	94,701	94,238
Total liabilities and stockholders' equity	$154,746	$130,569

* The balance sheet data as of December 31, 2019 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended March 31,
	2020	2019
	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$7,094	$8
Net Cash provided by / (used in) Investing Activities	$(41,272)	$443
Net Cash provided by Financing Activities	$22,007	$6,452